Exhibit 12.1

                                 USX CORPORATION
           COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                          AND PREFERRED STOCK DIVIDENDS
                      TOTAL ENTERPRISE BASIS - (Unaudited)
           ----------------------------------------------------------
                              (Dollars in Millions)

                                Six Months
                                  Ended           Year Ended December 31
                                 June 30     --------------------------------
                                1999   1998   1998   1997    1996   1995   1994
                                ----   ----   ----   ----    ----   ----   ----
Portion of rentals
  representing interest         $49     $50   $105    $82     $78    $76    $83
Capitalized interest             20      23     46     31      11     13     58
Other interest and fixed
  charges                       168     150    328    312     382    452    456
Pretax earnings which would
  be required to cover
  preferred stock dividend
  requirements of parent          7       8     15     20      36     46     49
                                ----   ----   ----   ----    ----   ----   ----
Combined fixed charges
  and preferred stock
  dividends (A)                $244    $231   $494   $445    $507   $587   $646
                                ====   ====   ====   ====    ====   ====   ====
Earnings-pretax income
  with applicable
  adjustments (B)              $949   $1265  $1662  $1745   $1837   $877  $1300
                                ====   ====   ====   ====    ====   ====   ====

Ratio of (B) to (A)            3.89    5.48   3.36   3.92    3.62   1.49   2.01
                                ====   ====   ====   ====    ====   ====   ====